SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934

COSI, INC.

(Name of Issuer) COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities) 22122P101
(CUSIP Number)

David Gray
Vice President
ZAM Equities, L.P.
c/o: Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830
(203) 622-7112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2008**

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

**This constitutes a late filing.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ZAM Equities, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,064
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,064
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 11.3%
14.		Type of Reporting Person (See Instructions) PN

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morton Holdings, Inc.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,064
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,064
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 11.3%
14.		Type of Reporting Person (See Instructions) CO

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip B. Korsant
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,064
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,064
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 11.3%
14.		Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D (this "Statement") is being filed pursuant to Rule 13d-1 of the Act by ZAM Equities, L.P., a Delaware limited partnership ("ZAM Equities"), Morton Holdings, Inc., a Delaware corporation ("Morton Holdings"), and Philip B. Korsant, a citizen of the United States ("Korsant"), with respect to the common stock, par value $.01 per share, of Cosi, Inc., a Delaware corporation (the "Issuer").  ZAM Equities, Morton Holdings and Korsant are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 1. Security and Issuer.

This Statement relates to the Common Stock of the Issuer, $0.01 par value per share (the "Common Stock"). The Issuer's principal executive office is located at 1751 Lake Cook Road, Suite 650, Deerfield, Illinois 60015.

Item 2. Identity and Background.

ZAM Equities

                  ZAM Equities was formed as a Delaware limited partnership on September 24, 2008, and its principal business is to make investments in securities, public and private, including indirectly through investments in other limited partnerships and limited liability companies. The principal business address of ZAM Equities, which also serves as its principal office, is c/o: Morton Holdings, Inc., 283 Greenwich Avenue, Greenwich, CT 06830. Information with respect to Morton  Holdings, the general partner of ZAM Equities, is set forth below.

Morton Holdings

                  Morton Holdings is a Delaware corporation, and its principal business is to serve as the general partner of various investment partnerships. The principal business address of Morton Holdings, which also serves as its principal office, is 283 Greenwich Avenue, Greenwich, CT 06830. Information with respect to Korsant, its sole shareholder, sole director and President, is set forth below.

 Korsant

                  Korsant's present principal occupation is investor. Korsant's business address is 283 Greenwich Avenue, Greenwich, CT 06830. Korsant is a citizen of the United States.

                  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

The source of funds in consideration for the contribution of the Common Stock to ZAM Equities by ZAM Holdings, L.P. ("ZAM Holdings") was the working capital of ZAM Equities.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Common Stock for investment purposes. The Reporting Persons have no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) and (b)

                  ZAM Equities is the beneficial owner of 4,619,064 shares of the Issuer's Common Stock, representing 11.3% of the shares of the Issuer's Common Stock deemed outstanding. ZAM Equities owns 4,619,064 shares of such Common Stock directly.  Morton Holdings and Korsant do not directly own any securities of the Issuer. As a result of their direct or indirect control of ZAM Equities, however, Morton Holdings and Korsant may be deemed to have beneficial ownership of any securities beneficially owned by ZAM Equities. Consequently, ZAM Equities, Morton Holdings and Korsant may be deemed to share voting and dispositive power over all the shares of Common Stock beneficially owned by ZAM Equities.

                  (c) On September 26, 2008, in connection with an internal restructuring, the Common Stock previously held by ZAM Holdings was transferred to ZAM Equities, which was owned pro rata by the same persons who then held interests in ZAM Holdings.  As a result of the restructuring, ZAM Holdings no longer holds any of the Common Stock.  The Reporting Persons have not effected any other transactions in securities of the Issuer within the past 60 days.

                  (d) Morton Holdings, as the general partner of ZAM Equities, and Korsant, as the sole shareholder of Morton Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned ZAM Equities.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 26, 2008, in connection with an internal restructuring, the Common Stock previously held by ZAM Holdings was transferred to ZAM Equities, which was owned pro rata by the same persons who then held interests in ZAM Holdings.  As a result of the restructuring, ZAM Holdings no longer holds any of the Common Stock.  The Reporting Persons are not engaged in any other contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint filing agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: February 17, 2009

ZAM EQUITIES, L.P.
By:  Morton Holdings, Inc., its general partner

By:    /s/ David Gray
Name:  David Gray
Title: Vice President

MORTON HOLDINGS, INC.

By:    /s/ David Gray
Name:  David Gray
Title: Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant

EXHIBIT 1

         The undersigned, ZAM Equities, L.P., a Delaware limited partnership, Morton Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the Statement on Schedule 13D to which this agreement is attached as an exhibit is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto also shall be filed on behalf of each of them. This agreement may be executed in one or more counterparts, each of which will constitute one and the same agreement.

Dated: February 17, 2009

ZAM EQUITIES, L.P.
By:  Morton Holdings, Inc., its general partner

By:    /s/ David Gray
Name:  David Gray
Title: Vice President

MORTON HOLDINGS, INC.

By:    /s/ David Gray
Name:  David Gray
Title: Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant